Mail Stop 3561

August 29, 2006

Bradford L. Tolley, C.E.O.
Real Logic, Inc.
340 Royal Poinciana Way, Suite 326 B
Palm Beach, FL   33480

Re: Real Logic, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed August 16, 2006
File No. 000-32055

Dear Mr. Tolley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB

Item 1. Business

1. We note you formed a subsidiary (Duncan Motor Company) and acquired a 60% interest in a development stage company for 125,000 shares of your common stock in June 2006. Explain this transaction in detail and discuss how you are accounting for the acquisition. In addition, as it would appear that this is a significant acquisition, tell us why you have not filed an 8-K to report this event.

2. Considering your audit report is dated August 8, 2006, tell us why you have not disclosed the details of the acquisition (as noted above) as a subsequent event in your financial statements. Please advise or revise accordingly.

Item 8A. Controls and Procedures, page 9

3. Please revise to disclose conclusions as of the end of the period covered by the report rather than within the 90-day time period prior to the filing of the report, as you have indicated. Also, please note that Rule 13a-14(c) has been superseded. The appropriate reference is 13a-15(f). Please revise accordingly. Further, note that the disclosure of changes in internal control should refer to your last fiscal quarter, not subsequent to the date of the evaluation, as you have indicated. Refer to Items 307 and 308(c) of Regulation S-B.

Financial Statements

Report of independent registered public accounting firm, page F-1

4. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Baum & Company, P.A.) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from June 28, 1999 (inception) to December 31, 2005.

Notes to Financial Statements

Note 7 – Acquisition, F-9

5. We noted your disclosure regarding the merger of Timer Property on September 9, 2005; however, it is not clear how you have recorded this transaction (e.g. business combination, merger between entities under common control, etc). Please clarify and explain the business purpose of this transaction, identify the controlling parties of each entity before and after the merger, and cite the specific accounting literature you used to support your accounting treatment. In this regard, provide us with a discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). We may have further comments.

Other Regulatory

6. We note that you have not met your filing obligations under the Exchange Act. Please file the necessary delinquent filings and resume your filing obligations

without delay.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies